Exhibit 99.1

A.D.A.M., Inc.

Consolidated Balance Sheets

(In thousands, except share data)

	December 31,
	2005	2004
Assets
Current assets
Cash and cash equivalents	$2,816	$3,242
Investments, short term	7,861	2,726
Accounts receivable, net of allowances of $147 and $103 respectively	1,840	2,112
Restricted time deposits	25	—
Inventories, net	68	107
Note receivable from related party	—	39
Deferred tax asset	221	—
Prepaids and other assets	463	398

Total current assets	13,294	8,624

Property and equipment, net	268	184
Investment, long term	—	1,000
Intangible assets, net	953	1,278
Goodwill	2,043	2,043
Restricted time deposits	43	115
Deferred tax asset, net of current portion	5,279	—
Total assets	$21,880	$13,244

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$1,055	$726
Deferred revenue	3,643	3,615
Current portion of capital lease obligations	20	17

Total current liabilities	4,718	4,358

Capital lease obligations, net of current portion	18	37

Total liabilities	4,736	4,395

Commitments and contingencies

Shareholders’ equity
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value; 20,000,000 shares authorized; 8,482,772 shares issued and 8,213,013 shares outstanding at 12/31/2005 and 8,040,906 shares issued and 7,860,535 shares outstanding at 12/31/2004	85	80
Common stock warrants	—	86
Treasury stock, at cost, 269,759 and 180,371 shares, respectively	(1,088)	(592)
Additional paid-in capital	50,350	48,843
Note receivable from shareholder	—	(291)
Unrealized gain on investments	(11)	—
Deferred compensation for services	—	(23)
Accumulated deficit	(32,192)	(39,254)

Total shareholders’ equity	17,144	8,849

Total liabilities and shareholders’ equity	$21,880	$13,244

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004

Revenues, net	$10,054	$8,433

Operating costs and expenses
Cost of revenues (exclusive of depreciation and amortization shown separately below)	2,063	1,717
General and administrative	3,096	1,691
Product and content development	1,456	1,321
Sales and marketing	1,965	1,603
Depreciation and amortization	185	562

Total operating costs and expenses	8,765	6,894

Operating income	1,289	1,539
Interest income, net	313	82
Loss on sale of investments	(40)	—
Income before income taxes	1,562	1,621
Income tax benefit, deferred	5,500	—
Net Income	$7,062	$1,621
Basic net income per common share	$0.87	$0.21
Basic weighted average number of common shares outstanding	8,108	7,879

Diluted net income per common share	$0.75	$0.19

Diluted weighted average number of common shares outstanding	9,468	8,742

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands, except share data)

							Note		Accumulated
			Common			Additional	Receivable	Deferred	Other
	Common Stock		Stock	Treasury Stock		Paid-in	from	Compensation	Comprehensive	Accumulated
	Shares	Amount	Warrants	Shares	Amount	Capital	Shareholder	for Services	Loss	Deficit	Total
Balance at December 31, 2003	7,710,728	$77	$353	—	$—	$48,306	$(291)	$(50)	$—	$(40,875)	$7,520
Net income	—	—	—		—	—	—	—	—	1,621	1,621
Issuance of restricted shares and related deferred compensation in connection with stock purchase agreement for services	50,000	1	—	—	—	119	—	(35)	—		85
Stock compensation for services	—	—	—	—	—	—	—	62	—	—	62
Warrants, expired	—	—	(267)	—	—	267	—	—	—	—	—
Treasury Stock purchased		—	—	(180,371)	(592)	—	—	—	—	—	(592)
Exercise of common stock options	280,178	2	—	—	—	151	—	—	—	—	153
Balance at December 31, 2004	8,040,906	$80	$86	(180,371)	$(592)	$48,843	$(291)	$(23)	$—	$(39,254)	$8,849
Comprehensive income
Net income	—	—	—	—	—	—	—	—	—	7,062	7,062
Unrealized loss on investments	—	—	—	—	—	—	—	—	(11)	—	(11)
Total comprehensive income											7,051
Repayment of Exercise Note	—	—	—	—	—	—	291	—	—	—	291
Stock compensation for services	—	—	—	—	—	—	—	23	—	—	23
Expense for variable priced options	—	—	—	—	—	643	—	—	—	—	643
Warrants, expired	—	—	(70)	—	—	70	—	—	—	—	—
Warrants, exercised	10,000	—	(16)	—	—	29	—	—	—	—	13
Treasury stock purchased	—	—	—	(89,388)	(496)	—	—	—	—	—	(496)
Exercise of common stock options	431,866	5	—	—	—	765	—	—	—	—	770
Balance at December 31, 2005	8,482,772	$85	$—	(269,759)	$(1,088)	$50,350	$—	$—	$(11)	$(32,192)	$17,144

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004
Cash flows from operating activities
Net income	$7,062	$1,621
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	894	1,151
Deferred income taxes	(5,500)	—
Writeoff of interest bearing note receivable	—	50
Stock compensation for services	23	62
Stock compensation for variable priced options	643	—
Loss on sale of investment available-for-sale	40	—
Other, net	—	(23)
Changes in assets and liabilities
Accounts receivable	272	(705)
Inventories	39	(41)
Prepaids and other assets	(94)	(80)
Accounts payable and accrued liabilities	569	90
Deferred revenue	28	1,320
Net cash provided by operating activities	3,976	3,445
Cash flows from investing activities
Purchases of property and equipment	(204)	(101)
Proceeds from sales of property and equipment	—	2
Net change in restricted time deposits	47	123
Software product and content development costs	(455)	(691)
Maturities and reclassifications of investments	5,232	—
Purchase of investments available for sale	(9,418)	(2,726)
Purchase of investments held to maturity	—	(1,000)
Net cash used in investing activities	(4,798)	(4,393)
Cash flows from financing activities
Proceeds from sales of common stock	—	85
Proceeds from exercise of common stock options and warrants	783	153
Repayments on notes receivable	125	—
Repurchase of common stock to be held as treasury stock	(496)	(592)
Repayments on capital leases	(16)	(10)
Net cash provided by (used in) financing activities	396	(364)
Decrease in cash and cash equivalents	(426)	(1,312)
Cash and cash equivalents, beginning of year	3,242	4,554
Cash and cash equivalents, end of year	$2,816	$3,242
Interest paid	$7	$10
Supplemental disclosure of non-cash activities Incurred capital lease obligations	$—	$19
Repayment on notes receivable via accrued bonus	$205	$—

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Business

We specialize in the creation and delivery of interactive health information and decision support tools primarily marketed to healthcare organizations, public and restricted access Internet websites, and educational applications that are primarily marketed to educational institutions.

Our products for healthcare are designed to educate and inform healthcare consumers on various aspects of their health and wellness. These products can be used for learning about general health concerns, specific diseases and treatments, surgical procedures, drug information, specialty health subjects (such as women’s health and children’s health), nutrition, alternative medicine and more. We sell our health products and decision support tools primarily through annual licensing agreements to many different types of healthcare and health-related organizations including hospitals, health plans, pharmaceutical companies, disease management vendors, health-oriented Internet websites, healthcare technology companies and large employers. Our health information tools can be incorporated into a customer’s website, imbedded in healthcare applications such as an electronic medical record or disease management application, contained in a printed format, or combined with other products that may be offered to a healthcare consumer.

Our educational products include applications designed to teach students gross anatomy and physiology as well as to allow educators to develop interactive, multimedia-based classroom curriculum.

Basis of Presentation

Principles of consolidation

The accompanying consolidated financial statements include the accounts of A.D.A.M., Inc. and its wholly owned subsidiaries, Integrative Medicine Communications, Inc. (“IMC”) and Nidus Information Services, Inc. (“Nidus”). All inter company transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

We generate revenues mainly in two ways – Internet-based licensing and shipped product sales. Internet revenues consist primarily of license fees that usually consist of an annual, up-front fee that is initially recorded as deferred revenue. This revenue is recognized ratably over the term of the license agreement beginning after delivery has occurred, upon customer acceptance, when we have determined that the fees from the agreement are fixed and determinable, and there are no significant return or acceptance provisions. When a contract includes multiple elements, such as services, the entire fee is allocated to each respective element, based on vendor specific objective evidence of fair value, and recognized when the revenue criteria for each element is met. Service revenues are generally recognized upon completion and acceptance by the customer. For Internet revenue arrangements in which we sell through a reseller, we do not recognize any revenue until an agreement has been finalized between the customer and our authorized reseller and the content has been delivered to the customer by the reseller. Revenue is not recognized under any circumstances unless collectibility is reasonably assured. Shipped product revenues represent the sales of software products and revenues earned under certain royalty agreements. Revenues from product sales are generally recognized at the time title passes to customers, distributors or resellers. Revenues from royalty agreements are recognized as earned based upon performance or product shipment. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB 101A and 101B and as revised by SAB 104, “Revenue Recognition” and Statement of Position No. 97-2, “Software Revenue Recognition.” Accordingly, we recognize revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured.

Allowances for estimated product returns are provided at the time of sale. We evaluate the adequacy of allowance for returns based upon our evaluation of historical and expected sales experience and by channel of distribution. As certain conditions change, such as sell-through experience, channels of distribution, and general economic conditions, the estimated reserve required for returns may also change.

Concentration of sales and credit risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of trade receivables. For the years ended December 31, 2005 and 2004, no one customer accounted for more than 10% of net revenues.

Fair value of financial instruments

The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, restricted time deposits, accounts payable, and accrued expenses, approximate fair value due to their short maturities. At December 31, 2004 the cost of our investments approximated fair value. However, during 2005 we changed the classification of our investments from “held-to-maturity” to “available–for-sale”; as such at December 31, 2005 our investments are recorded at the current fair value.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and deposits and highly liquid investments with original maturities of three months or less.

Investments

Mutual funds are categorized as available-for-sale which requires the securities to be reported at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity, if significant. Realized gains or losses, if any, are recorded within the statement of operations as other income. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

In 2005, we transferred the classification of our marketable debt securities from held-to-maturity to available-for-sale as we no longer have the positive intent to hold these investments to maturity. As such, at December 31, 2005, our investments are recorded at fair value based on current market rates and are classified as available-for-sale. Changes in the fair value are included in the equity section of our balance sheet and reported in our Consolidated Statement of Changes in Shareholders’ Equity. At December 31, 2004 these securities were stated at cost with corresponding premiums or discounts, if any, amortized over the life of the investment to interest income.

Equity method investment

As of December 31, 2005 and 2004, we had an approximate 34% voting interest in ThePort Network, Inc., a related company (see Note 13). This investment is accounted for under the equity method. As of December 31, 2005 and 2004, the carrying value of this investment was $0. We have no future obligations to fund ThePort Network, Inc.

Cost method investment

As of December 31, 2005 and 2004, we held a 2% and 3% ownership in BeBetter Networks, Inc. respectively, a related company (see Note 13). This investment is accounted for under the cost method and at December 31, 2005 and 2004 its carrying value was $0.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has performed reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. We grant credit to our customers without requiring collateral. The amount of accounting loss for which we are at risk in these unsecured accounts receivable is limited to their carrying value.

Inventories

Inventories consist principally of computer software media, books and related shipping materials and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. The valuation of inventory requires us to estimate net realizable value. We write down our inventory for estimated obsolescence or to the lesser of cost or market value.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Property and equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Intangible assets

Intangible assets consist of purchased intellectual content, purchased customer contracts, capitalized software product and content development costs to be sold, leased or otherwise marketed, and software development costs for internal use software.

Capitalized software product and content development costs to be sold, leased or otherwise marketed consist principally of salaries and certain other expenses directly related to the development and modifications of software products and content capitalized in accordance with the provisions of SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Amortization of capitalized software product and content development costs is provided at the greater of the ratio of current product revenue to the total of current and anticipated product revenue or on a straight-line basis over the estimated economic life of the software, which we have determined to generally be two years.

In accordance with the American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” we expense costs incurred in the preliminary project planning stage and thereafter capitalize costs incurred in developing or obtaining internal use software. Costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over their estimated useful life, generally three years.

Impairment of long-lived assets and goodwill

We evaluate impairment of long-lived assets, including property and equipment and intangible assets with finite lives, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets is based on discounted cash flows and the fair value of the asset.

We evaluate goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. The carrying value of goodwill is evaluated in relation to the operating performance and estimated future discounted cash flows of the entity.

Product and content development expenditures

Product and content development expenditures include costs incurred in the development, enhancement and maintenance of our content and technology. These costs have been charged to expense as incurred.

Restricted time deposits

In connection with our non-cancelable operating leases for our office space and telephone system, we are required to purchase time deposits to secure letters of credit with the bank guaranteeing payments under the leases. The time deposits bear interest at an average rate of approximately 1.61% and are carried at cost, which approximates fair value. The classification of these investments is determined based on the expected term of the collateral requirement and not necessarily the maturity date of the underlying securities.

Income taxes

We account for income taxes utilizing the liability method and deferred income taxes are determined based on the differences between the financial reporting and income tax basis of assets and liabilities and for income tax carryforwards ad credits given the provisions of the enacted tax laws. A valuation allowance is provided against deferred tax assets for which it is more likely than not that the asset will not be realized.

Stock-based employee compensation

We account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations and we provide the disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation.” Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount an employee must pay to acquire the stock.

Had we determined employee compensation costs using a fair value based methodology at the grant date for our stock options under SFAS No. 123, our pro forma consolidated net income (loss) would have been as follows (in thousands, except per share data):

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004

Net income as reported	$7,062	$1,621
Add back stock based employee compensation included in reported net income	643	—
Deduct total stock-based employee compensation expense determined under fair-value base method for all awards	(780)	(415)

Pro forma net income	$6,925	$1,206

Basic net income per share
As reported	$0.87	$0.21
Pro forma	$0.85	$0.15

Diluted net income per share
As reported	$0.75	$0.19
Pro forma	$0.73	$0.14

Net income per common share

Net income per share is computed in accordance with SFAS No. 128, “Earnings Per Share.” We compute basic net income per share by dividing net income by the weighted average number of common shares outstanding for each period. Diluted net income per share is based upon the addition of the effect of common stock equivalents (stock options and warrants) to the denominator of the basic net income per share calculation using the treasury stock method, if their effect is dilutive. The computation of net income per share for the years ended December 31, 2005 and 2004 is as follows (in thousands, except per share data):

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004

Net income	$7,062	$1,621
Weighted average common shares outstanding	8,108	7,879
Weighted average common shares equivalents (stock options and warrants)	1,360	863
Weighted average diluted common shares outstanding	9,468	8,742
Net income per share:
Basic	$0.87	$0.21
Diluted	$0.75	$0.19

Anti-dilutive stock options and warrants outstanding	426	1,703

Comprehensive income

Our comprehensive income for the year ended December 31, 2004 as required to be reported by SFAS No. 130 “Reporting Comprehensive Income,” was identical to the actual net income reported for this period. During the year ended December 31, 2005 we recorded an other comprehensive loss of $11,000 for unrealized losses related to our short-term investments (see the Consolidated Statement of Changes in Shareholders’ Equity and Note 2 – Investments).

Reclassifications

Certain amounts in the prior years’ financial statements and related discussions have been reclassified to conform to the current year presentation. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Recent accounting pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” The approach to accounting for share-based payments in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and no longer allows pro forma disclosure as an alternative to financial statement recognition.

We will adopt Statement 123(R) at the beginning of our quarter ending March 31, 2006 using the modified prospective method and reflect compensation expense in accordance with the SFAS 123(R) transition provisions. Under the modified prospective method, prior periods are not restated to reflect the impact of adopting the new standard at earlier dates. Pro forma disclosures regarding the effect on our net income and net income per common share in 2005 and 2004, had we applied the fair value method of accounting for share-based compensation as prescribed by SFAS 123, are contained in the “Stock-based employee compensation” section of Note 1. Based on share-based compensation granted through December 31, 2005 and the fair values previously calculated under SFAS 123, we project we will record an immaterial amount of additional compensation expense in 2006 related to stock options upon the adoption of SFAS 123R compared to the existing accounting method under APB Opinion No. 25. We will continue to evaluate the impact this new standard will have on our Stock Incentive Plan.

2. Investments

Short-term investments at December 31, 2005 included the following (in thousands):

Description	Balance	Purchased	Maturity	Yield at 12/31/2005
Mutual Funds
- Eaton Vance Floating Fund	$2,021	3/17/2005	3/17/2006	4.33%
- AIM Floating Fund	2,014	9/1/2005	9/1/2006	4.91%
- AIM Floating Fund	1,007	9/22/2005	9/22/2006	4.91%
- AIM Floating Fund	1,007	9/23/2005	9/23/2006	4.91%
- AIM Floating Fund	503	10/14/2005	10/14/2006	4.91%
- AIM Floating Fund	1,008	11/15/2005	11/15/2006	4.91%
- AIM Floating Fund	301	12/16/2005	12/16/2006	4.91%
Total Short-term Investments	$7,861

During the quarter ended June 30, 2005, we transferred the classification of our marketable debt securities from held-to-maturity to available-for-sale as we no longer have the positive intent to hold these investments to maturity. As such, our investments are recorded at fair value based on current market rates and are classified as available for sale. Changes in the fair value are included in the equity section of our balance sheet and reported in our Consolidated Statement of Changes in Shareholders’ Equity.

Our short-term investments at December 31, 2004 included the following (in thousands):

Description	Balance	Purchased	Maturity	Yield at 12/31/2004
Time Deposit	$1,000	8/8/2004	8/8/2005	2.33%
Time Deposit	99	9/7/2004	3/7/2005	2.22%
Time Deposit	127	2/24/2004	1/21/2005	1.61%
Mutual Funds:
- Eaton Vance Floating Fund	1,000	6/15/2004	6/15/2005	3.54%
- Eaton Vance Floating Fund	500	11/16/2004	11/16/2005	3.54%

Total Short-term Investments	$2,726

At December 31, 2004, the cost of the above investments approximated fair value.

3. Property and Equipment

Property and equipment are summarized as follows (in thousands):

	Estimated
	Useful Life	December 31,
	(Years)	2005	2004

Computers	3	$1,044	$1,629
Equipment	5	301	500
Furniture and fixtures	5	236	539
Leasehold improvements	5	62	56

		1,643	2,724
Less - accumulated depreciation and amortization		(1,375)	(2,540)

		$268	$184

Depreciation expense for the years ended December 31, 2005 and 2004 was $115,000 and $102,000, respectively.

4. Product and Content Development Expenditures

Product and content development expenditures are summarized as follows (in thousands):

	Year Ended	Year Ended
	December 31,	December 31,
	2005	2004

Total product and content development expenditures	$1,911	$2,012
Less: additions to capitalized software product and content development	(455)	(691)

Product and content development expense	$1,456	$1,321

5. Intangible Assets

Intangible assets are summarized as follows (in thousands):

	Estimated
	amortizable	December 31,
	lives (years)	2005	2004

Capitalized software products and content to be sold, leased or otherwise marketed	2	$3,351	$3,358
Software developed for internal use	3	263	352
Purchased intellectual content	3	1,431	1,431
Purchased customer contracts	2	333	333

Intangible assets, gross		5,378	5,474

Less accumulated amortization:
Capitalized software products and content to be sold, leased or otherwise marketed		(2,559)	(2,426)
Software developed for internal use		(102)	(77)
Purchased intellectual content		(1,431)	(1,360)
Purchased customer contracts		(333)	(333)

Accumulated amortization		(4,425)	(4,196)

Intangible assets, net		$953	$1,278

Amortization expense, which includes the amortization of capitalized software product and content development costs reported in cost of revenues, for the years ended December 31, 2005 and 2004 was $779,000 and $1,049,000, respectively. Estimated amortization expense for the years 2006, 2007 and 2008 is approximately $628,000, $299,000, and $26,000, respectively, at which point these intangible assets will be fully amortized.

6. Goodwill

The goodwill balance at December 31, 2005 and 2004 was made up of the following (in thousands):

	IMC	Nidus	Total
Goodwill carrying amount	$1,367	$676	$2,043

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,
	2005	2004

Accounts payable	$97	$1
Accrued professional fees	100	85
Accrued compensation and employee benefits	134	225
Other accrued expenses	724	415

	$1,055	$726

8. Income Taxes

The provision for income taxes differs from the amount computed by applying the applicable U.S. statutory federal income tax rate of 34 percent to income before income taxes as a result of the following (in thousands):

	December 31,
	2005	2004

Federal tax provision on income before income taxes at statutory federal income tax rate	$531	$551
Increase In tax credits available	—	(305)
Change in valuation allowance	(5,680)	(281)
State taxes, net of federal benefit	39	65
Other differences	(390)	(30)

Total income tax benefit	$(5,500)	$—

The components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2005	2004

Deferred tax assets
Accrued expenses and other liabilities	$299	$91
Allowance for doubtful accounts	28	39
Intangible assets	429	462
Fixed assets	2	204
Research and development credits	1,044	1,044
Capitalized product and content development	880	1,071
Capital loss carryforwards	161	161
Net operating loss carryforwards	12,991	13,051

	15,833	16,122
Deferred tax liabilities
Software development costs	(357)	(466)

Net deferred tax asset before valuation allowance	15,476	15,656

Valuation allowance	(9,976)	(15,656)

Net deferred tax asset	$5,500	$—

During the third quarter 2005, we re-evaluated our fully reserved deferred tax asset balance and determined that $5,600,000 of the $15,600,000 should be recognized. The recognition of the asset, net of the $100,000 income tax provision recorded in the fourth quarter, is reflected as an income tax benefit included in our 2005 statement of operations and on our balance sheet as current and non-current deferred tax assets of $221,000 and $5,279 ,000, respectively. At December 31, 2004 the entire deferred tax asset balance was reserved and no provision for income taxes had been reflected for the year then ended.

In periodically assessing our ability to realize our deferred tax assets, management considers whether it is more likely than not that some portion or all of our deferred tax assets will be realized. Management analyzes several factors including the amount and timing of the scheduled expiration and reversals of our net operating loss carry forwards (NOLs) and deferred tax items, respectively, as well as potential generation of future taxable income over the periods for which the NOLs are applicable. Certain estimates used in this analysis are based on the current beliefs and expectations of management, as well as assumptions made by, and information currently available to, management. Although we believe the expectations reflected in these estimates are based upon reasonable assumptions, we can give no assurance that actual results will not differ materially from these expectations. (See “Disclosure Regarding Forward-Looking Statements”)

At December 31, 2005 approximately $480,000 of the valuation allowance was attributable to the acquisition of IMC and, if reversed, would reduce goodwill. Also, at December 31, 2005 approximately $1,127,000 of the valuation allowance was attributable to tax deductions for the exercise of employee stock options in excess of related compensation expense recorded in the financial statements. The reversal of this portion of the deferred tax asset would be recorded as additional paid-in capital.

At December 31, 2005, we had net operating loss (NOL) and R&D credit carryforwards available for tax purposes of approximately $34 million and $1 million, respectively, which will expire on December 31 in years 2006 through 2022 and 2007 through 2023, respectively. We acquired approximately $10 million of NOL carry forwards as a result of the acquisition of IMC in December of 2001. Internal Revenue Code Section 382 limits the utilization of NOL carryforwards when a change in ownership, as defined by the Internal Revenue Service, occurs. The acquisition of IMC resulted in an ownership change within the meaning of Internal Revenue Section 382. The total annual Section 382 limitation is approximately $60,000. Of the total $10 million pre-changed NOLs acquired from IMC, the pre-change NOLs estimated to be available for use after the application of the IRC 382 limitation is approximately $1.2 million.

Net operating loss carryforwards expiring over the next five years are as follows (in thousands):

Year Ending December 31,
2006	$553
2007	2,877
2008	2,922
2009	3,452
2010	4,023
$13,827

9. Equity Purchase Agreements

On May 22, 2002, we entered into a Common Stock Purchase Agreement with Fusion Capital Fund II, LLC. Pursuant to this agreement, Fusion Capital agreed to purchase up to an aggregate of $12,000,000 of our common stock. We have the right to sell up to $15,000 of our common stock per trading day under this agreement unless our stock price equals or exceeds $7.00, in which case the daily amount may be increased at our option. Fusion Capital is not obligated to purchase any shares of our common stock on any trading days that the market price of our common stock is less than $1.00. Since we registered 3,500,000 shares for sale to Fusion Capital pursuant to the agreement, the selling price of our common stock to Fusion Capital will have to average at least $3.43 per share for us to receive the maximum proceeds of $12,000,000 without registering additional shares of common stock, which we have the right but not the obligation to do. Assuming a purchase price of $1.00 per share and the purchase by Fusion Capital of the full 3,500,000 shares under the agreement, proceeds to us would be $3,500,000. If we decided to sell more than the 1,352,100 shares to Fusion Capital (19.99% of our outstanding shares as of May 22, 2002, the date of the agreement, exclusive of the 160,000 shares issued to Fusion Capital as a commitment fee), we would first be required to seek shareholder approval of the agreement in order to be in compliance with Nasdaq rules. We may, but shall be under no obligation to, request our shareholders to approve the transaction contemplated by the agreement. We may terminate the agreement at any time, and Fusion Capital may terminate the agreement at any time after August 2005, approximately 40 months following the date the purchase obligation under the agreement became effective. During the year ended December 31, 2003, we sold 486,566 shares for aggregate proceeds of $733,000 under this agreement. Since that time and through December 31, 2005, there have been no further transactions under this agreement.

10. Treasury Stock

In May 2004 we announced a stock repurchase program to purchase up to 500,000 shares of our common stock to be held as Treasury Stock. During the year ended December 31, 2004 we repurchased 180,371 shares to our common stock for a total purchase price of $592,000. During January and February of 2005, we repurchased a total of 89,388 shares of our common stock for a total purchase price of $496,000. In February 2005 we suspended this program and have not purchased any additional treasury shares since then.

11. Consulting Agreements

On August 1, 2003, we entered into a Restricted Common Stock Purchase Agreement with James T. Atenhan and Victor P. Thompson (each a “Purchaser”) in connection with of the consulting agreement with a financial services firm controlled by the Purchasers. Each Purchaser purchased 38,889 shares of our common stock at a purchase price of $.90 per share. The purchase price of our common stock was discounted from the $1.86 market price on the date we entered into the agreement. In connection with the sale, we recorded deferred compensation for services of $74,667. This deferred compensation expense was expensed over the twelve-month service period.

On September 1, 2004, we entered into a twelve month extension of the Restricted Common Stock Purchase Agreement. Under the agreement, each Purchaser purchased 25,000 shares of our common stock at a purchase price of $1.70 per share. The purchase price was discounted from the $2.40 market price on the date we entered into the agreement. In connection with the sale, we recorded deferred compensation expense for services of $35,000. This deferred compensation was expensed over the twelve-month service period which ended August 31, 2005.

12. Common Stock Options and Warrants

In 2002, our Board adopted and our shareholders approved our 2002 Stock Incentive Plan, under which we have reserved 1,500,000 shares of common stock pursuant to the grant of incentive or non-qualified stock options to full-time employees and key persons. Options are granted at an exercise price as determined by our Board of Directors, which may not be less than the fair market value of our common stock at the date of the grant, and the options generally vest ratably over a three-year period. Options granted under the Plan generally expire ten years from the date of grant.

As of December 31, 2005, we had options outstanding to purchase a total of 2,818,331 shares of our common stock under our 2002 Stock Incentive Plan and our 1992 Option Plan. Under the 1992 Option Plan, we had reserved 4,500,000 shares of common stock and no additional options may be granted under the 1992 Plan. At December 31, 2005, there were approximately 928,000 shares available for future option grants under the 2002 Stock Incentive Plan.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended December 31, 2005 and 2004: dividend yield of 0%; expected volatility of 101% and 107%, respectively; risk-free interest rates of 3.66% and 3.05%, respectively; and an expected life of 3.5 years, with the exception of options granted during 2004 and 2003 with one-year vesting periods, which have an expected life of two years.

The following table summarizes stock option activity for the years ended December 31, 2005 and 2004:

		Weighted	Weighted
		Average	Average
		Exercise	Fair
	Shares	Price	Value
Outstanding at December 31, 2003	3,702,176	$3.34	—

Granted	65,000	$2.39	$1.64
Exercised	(280,178)	$0.55	—
Canceled or expired	(251,701)	$4.03	—

Outstanding at December 31, 2004	3,235,297	$3.52	—

Granted	41,250	$5.47	$3.68
Exercised	(431,866)	$1.78	—
Canceled or expired	(26,350)	$4.87	—

Outstanding at December 31, 2005	2,818,331	$3.81	—

At December 31, 2005 and 2004 there were 2,535,832 and 2,652,701 options exercisable, respectively.

The following table summarizes additional information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding at	Remaining	Average	Exercisable at	Average
Range of	December 31,	Contractual	Exercise	December 31,	Exercise
Exercise Prices	2005	Life (years)	Price	2005	Price

$0.41 to $0.85	632,720	7.01	$0.41	406,470	$0.41
$1.58 to $2.94	627,282	5.21	$2.08	615,616	$2.08
$3.06 to $4.81	763,360	5.59	$3.31	756,277	$3.30
$5.00 to $6.23	374,052	3.99	$5.46	336,552	$5.45
$7.94 to $12.75	235,778	3.39	$8.58	235,778	$8.58
$13.00 to $20.63	185,139	3.95	$13.87	185,139	$13.87

	2,818,331	5.32	$3.81	2,535,832	$4.09

On January 14, 1999, certain grants were canceled at the option of their holders and then replaced that day on a one-for-one basis with new options with an exercise price equal to the closing market price that day, $5.25. These options are accounted for in accordance with FASB Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB 25),” which provides guidance on the accounting for certain stock option transactions and subsequent amendments to stock option transactions. FIN 44 requires compensation cost for these variably priced options to be recorded to the extent that the current market price exceeds the options’ grant price. The expense is to be adjusted for increases or decreases in the intrinsic value of the modified awards in subsequent periods and until the awards have been exercised, forfeited, or expired. We had 224,638 and 231,438 variably priced options outstanding at December 31, 2005 and December 31, 2004, respectively, under this Interpretation. There were 6,800 variably priced options exercised during March 2005 when the market value of our stock was $7.08. At December 31, 2005, the market value of our stock was $8.06. In accordance with FIN 44, we have recorded stock compensation expense of approximately $644,000 for the year ended December 31, 2005. During 2004, there was no compensation costs recorded for these options as the fair value of our common stock at December 31, 2004 had not exceeded $5.25 per share.

As of December 31, 2004, we had warrants outstanding to purchase a total of 35,000 shares of our common stock at a weighted average exercise price of $2.66 per share. These warrants were issued in conjunction with the issuance of notes on December 31, 1999 and were exercisable at any time at the election of the holders, expiring at various dates through December 31, 2005. In June 2005, 25,000 warrants at an exercise price of $3.20 per share expired. The remaining 10,000 warrants were exercised in December 2005 at $1.30.

13. Related Party Transactions

Promissory Note with Our Chairman of the Board of Directors

On May 30, 2001, we received a full-recourse promissory note from our Chairman of the Board of Directors, and then Chief Executive Officer (“Executive”), for approximately $341,000 (the “Exercise Note”) for the exercise of 150,000 options at $1.94 per share and a $50,000 promissory note (the “Tax Note”) in connection with a loan to our Executive to pay taxes related to the stock exercise. The notes accrued interest of 6.25% per annum and were due in full on or before May 29, 2006. Part of the Exercise Note, $291,000, was secured by 150,000 shares of our common stock and is recorded in shareholders’ equity. As of December 31, 2005 both notes and related interest had been fully satisfied using bonuses earned and paid under the Executive’s amended employment agreement (see paragraph below).

Effective May 10, 2005, we entered into an amended and restated employment agreement with our Chief Executive Officer. The employment agreement provided for bonuses in an aggregate amount of up to approximately $420,000 through May 2008. Under the terms of the agreement, the bonuses payable in 2005 and 2006 were to be paid by reducing the amounts outstanding under the Exercise Note and Tax Note mentioned above. The 2005 bonus was paid in May 2005 and was applied accordingly. Subsequently, on December 28, 2005, in connection with a second amended and restated employment agreement, a $317,000 final one-time bonus payment was made. This payment was applied to fully satisfy the outstanding note receivable balance and related interest.

In January 2006, our then Chief Executive Officer, Mr. Robert Cramer, was replaced in that position by Mr. Kevin Noland. Mr. Cramer continues to serve as the Chairman of the Board of Directors.

Investment and Sublease with BeBetter Networks, Inc.

At December 31, 2005 and 2004, we had a 2% and 3% investment in BeBetter Networks, Inc. (“BeBetter”), respectively. BeBetter’s president is also an A.D.A.M. board member and held an approximate 11% and 15% voting interest in BeBetter at December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, our Chairman of the Board of Directors held an approximate 2% and 3% voting interest in this company, respectively. We account for the investment under the cost method, as we have less than a 20% ownership and do not exercise significant influence over the investee. In addition to our stock ownership in BeBetter, we also held warrants to purchase 25,000 common shares of BeBetter at an exercise price of $2 per share. These warrants expired on December 31, 2005. During 2002 we recorded an impairment charge of $84,000 to write off our investment based upon management’s assessment that the decline in its carrying value was “other than temporary.” At December 31, 2005 and 2004 the carrying value of our investment was $0. We have no plans to provide additional investment in BeBetter in the future.

In September 2005, BeBetter vacated the space we had been subleasing to them on a month to month basis at $585 per month.

Investment and Sublease with ThePort Network, Inc.

As of December 31, 2005 and 2004, we held an approximate 34% voting interest in ThePort Network, Inc. (“ThePort”). Our Chairman of the Board of Directors, who also currently serves as the Chairman of the Board of Directors of ThePort, held an approximate 10% voting interest in ThePort at December 31, 2005 and 2004 and held a convertible note and loans from ThePort in the amount of approximately $1,369,000 and $1,019,000 at December 31, 2005 and 2004, respectively. Two of our other directors also own equity interests in ThePort. The investment is being accounted for under the equity method (see Note 1).

At December 31, 2005 and 2004, after recording a permanent impairment charge of $92,000 in 2002, the carrying value of our investment was $0. We did not reduce our investment below zero for our share of ThePort’s losses in 2005 and 2004 as we have not provided or committed to provide any additional financial support to ThePort.

During 2004 and through December 2005 we leased space to ThePort on a month-to-month basis. During 2004 we received no consideration for this space, however from March to December 2005 we collected $1,200 per month.

14. Commitments and Contingencies

We lease office space and equipment under non-cancelable lease agreements expiring on various dates through 2008. We also have capital lease commitments for certain equipment. Additionally, we have entered into certain agreements to license content for our services from various unrelated third parties. At December 31, 2005, future minimum rentals for noncancelable leases with terms in excess of one year and total payments due under license agreements were as follows (in thousands):

			Other
Year Ending	License	Real Estate	Operating	Capital
December 31,	Agreements	Leases	Leases	Lease

2006	$114	$234	$17	$24
2007	—	239	21	19
2008	—	182	5	—
Total future minimum lease payments and payments under license agreements	$114	$655	$43	$43

Less - amounts representing interest				(5)

Present value of future minimum lease payments				38

Less - current portion				(20)

				$18

On December 28, 2005, in connection with a second amended and restated employment agreement, a $317,000 final one-time bonus payment was made in full satisfaction of any future bonus payments due under an employment agreement that originally had bonus commitments scheduled through 2008.

Rent expense for the years ended December 31, 2005 and 2004 was $234,000 and $220,000, respectively. Our headquarters are located in approximately 12,000 square feet of leased office space in Atlanta, Georgia.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” which clarifies disclosure, recognition and measurement requirements related to certain guarantees. We indemnify our customers from third party claims of intellectual property infringement relating to the use of our products. Historically, costs related to this guarantee have not been significant and we are unable to estimate the potential impact of this guarantee on our future results of operations.

At the end of the third quarter ended September 30, 2005, we received a demand notice from a former reseller alleging underpayments of royalties. We filed a breach of contract counter claim for damages relating to non-performance of the reseller agreement. Both of these matters have been settled through arbitration and we expensed the related $100,000 settlement in December 2005. We paid the settlement in full in February 2006.

15. Segment Information

We operate in one segment comprised of three revenue sources: licensing, education, and other product offerings.

We sell our products through agreements, which grant territorial rights to international and domestic distributors. During the years ended December 31, 2005 and 2004, we had net revenues from international sales of approximately $354,000 and $324,000, respectively. A summary of revenues based on geographic location of customers is as follows (in thousands):

	December 31,
	2005	2004

United States	$9,700	$8,109
Europe	123	33
Pacific Rim and Asia	98	144
Other	133	147

	$10,054	$8,433

No customers contributed greater than 10% of total revenues for the years ended December 31, 2005 and 2004.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

A.D.A.M., Inc.

We have audited the accompanying consolidated balance sheets of A.D.A.M., Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of A.D.A.M., Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Tauber & Balser, P. C.
Atlanta, Georgia
March 10, 2006